United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2009
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 000-32057
American Physicians Assurance Corporation Retirement Plan
(Full Title of Plan)
American Physicians Capital, Inc.
1301 N. Hagadorn Road
East Lansing, MI 48826-1471
(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal
Executive Office)

American Physicians Assurance
Corporation Retirement Plan
Audited Financial Statements
and Supplemental Schedules
Years ended December 31, 2009 and 2008
with Report of Independent Registered Public Accounting Firm

American Physicians Assurance Corporation
Retirement Plan
Audited Financial Statements and Supplemental Schedules
Years Ended December 31, 2009 and 2008

*Other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under ERISA have been omitted because they are not applicable.

American Physicians Assurance Corporation
Retirement Plan
Report of Independent Registered Public Accounting Firm
Board of Directors
American Physicians Assurance Corporation
East Lansing, Michigan
We have audited the accompanying statements of net assets available for benefits of the American Physicians Assurance Corporation Retirement Plan (Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and assets both acquired and disposed of within the Plan year as of and for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO SEIDMAN, LLP
Grand Rapids, Michigan
June 29, 2010

American Physicians Assurance Corporation
Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	December 31,
	2009	2008
Investments, at fair value:
Guaranteed Income Fund	$5,414,630	$3,125,391
Other participant-directed investments	14,151,255	11,894,949
Participant loans	165,834	196,753

Total investments	19,731,719	15,217,093
Contribution receivable — employer	540,932	552,766

Net assets available for benefits	$20,272,651	$15,769,859

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	Year Ended December 31,
	2009	2008
Additions:
Participant contributions	$925,178	$944,625
Participating Employers’ contributions	973,306	977,351
Rollover contributions	7,358	76,860
Interest and dividend income	155,832	118,973
Net realized and unrealized appreciation (depreciation) in fair value of investments	3,646,278	(6,065,716)

Total additions	5,707,952	(3,947,907)

Deductions:
Benefit payments	1,202,979	1,563,835
Administrative expenses	2,181	2,101

Total deductions	1,205,160	1,565,936

Net increase (decrease) in assets available for benefits	4,502,792	(5,513,843)

Net assets available for benefits at beginning of year	15,769,859	21,283,702

Net assets available for benefits at end of year	$20,272,651	$15,769,859

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008
1. Description of the Plan
The following is a description of the American Physicians Assurance Corporation Retirement Plan (“the Plan”) and provides only general information. Plan participants should refer to the Plan document or the summary Plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan which covers employees of American Physicians Assurance Corporation, Inc., the Plan’s Sponsor (“Plan Sponsor”) and Alpha Advisors, a participating employer, collectively referred to as the “Participating Employers.” Prudential Retirement Insurance and Annuity Company (“Prudential”) is the Plan’s trustee.
There are two ways in which employees may participate in the Plan. Employees are eligible to participate in the Plan as of January 1 or July 1. Following the completion of 3 months and 250 hours of service, and having reached the age of 21, employees may elect to participate in the contributory component of the Plan (“401(k)”). Following 6 months and 500 hours of service, and having reached the age of 21, employees begin participating in the non-contributory component of the Plan. The Plan’s operations are subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
For the 401(k) component of the Plan, participants can elect to defer and contribute to the Plan up to 50 percent of their pre-tax annual compensation, as defined in the Plan, not to exceed limitations contained in Internal Revenue Code (“IRC”) Section 402(g). The Participating Employers make a contribution equal to 100 percent of the participant’s deferred compensation, up to three percent of the participant’s eligible compensation, plus 50 percent of the participant’s deferred compensation which exceeds three percent but does not exceed five percent of the participant’s eligible compensation. The matching contribution is calculated on a per payroll basis, and a participant receives the match only if they are making a contribution in that pay period. To ensure that participants receive the maximum Participating Employer contribution for the Plan year if the participant’s have deferred and contributed at least five percent of the participant’s pre-tax compensation, a true-up match is determined by looking at the annual pre-tax contribution for each participant and, if the participant contributed five percent or more of their pre-tax compensation during the Plan year, and the maximum Participating Employer match has not been made, the difference is then contributed to the participant’s account in the subsequent Plan year. The true-up match for both 2009 and 2008 Plan years resulted in an additional matching contribution from the Participating Employers of $7,334 and $9,468, respectively.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008
1. Description of the Plan (continued)
Contributions (continued)
The Plan includes Auto-Enrollment and Auto-Escalation features. Auto-Enrollment occurs on the first eligible enrollment date upon an employee satisfying eligibility requirements (January 1 or July 1). Thereafter, auto-enrollment will occur for anyone previously eligible, but not participating, at the beginning of each plan year (January 1). The deferral rate for participants auto-enrolled will default to a three percent pre-tax contribution. Auto-Escalation occurs at the beginning of each plan year (January 1 or the closest payroll thereafter) for all participants and will increase the employee deferral rate in one percent increments until a participant reaches a six percent contribution rate.
In addition, each year the Participating Employers contribute to the non-contributory component of the Plan five percent of the eligible compensation of each eligible participant. The eligible compensation amount used in determining a participant’s contribution is based on eligible earnings, which include base salary, bonus, overtime and commissions, up to established Internal Revenue Service limits. Participants must be employed on December 31 to be eligible for a contribution to the non-contributory component of the Plan. Forfeitures reduce the total contribution made by the Participating Employers. Forfeitures of the non-vested accounts of terminated employees used to reduce employer contributions were $8,694 and $2,049 for the Plan years ended December 31, 2009 and 2008, respectively.
At December 31, 2009, there was a total contribution receivable of $540,932, which is comprised of $533,598 for the non-contributory portion of the plan, and $7,334 for the 401(k) true-up match contribution. Both amounts were paid by the Participating Employers in the first quarter of 2010.
Participants’ Accounts
Each participant’s account is credited with the participant’s deferrals, the Participating Employers’ contribution and the earnings of the participant’s accounts. The participant’s account earnings are based on the number of units of each fund owned by the participant, and vary from participant to participant based on the investment fund options that each individual participant has elected. The benefit to which a participant is entitled in the event of death, disability or separation from service, is the vested total of the participant’s account balance.
Vesting
Relative to the 401(k) component of the Plan, participants are immediately vested in both voluntary employee deferrals and Participating Employers’ matching contributions related to the voluntary employee deferrals, plus earnings thereon.
Vesting for the non-contributory component of the Plan is calculated ratably over five years of credited service.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008
1. Description of the Plan (continued)
Investment Options
Upon enrollment in the Plan, a participant may self-direct employee and employer contributions to any of the 16 investment funds that are available under the Plan. In addition, participants may purchase American Physicians Capital, Inc. (“APCapital”) common stock, through the service provider under contract with the trustee of the Plan, Prudential Financial Services. APCapital is the parent company of the Participating Employers. Participants are allowed to allocate only 20% of their deferrals into APCapital common stock. In addition, participants may transfer funds to a self-directed brokerage account option under the Plan. The initial transfer into the self-directed brokerage account from other fund options must be at least $2,500, and subsequent transfers to the fund account must be in amounts of at least $1,000. However, employee deferrals and employer contributions may not be directed to the self-directed brokerage account.
Voting Rights
Each participant who owns an interest in APCapital common stock through the Plan is entitled to exercise voting rights attributable to the shares allocated to his or her participant account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee shall vote all such shares in the same proportion as the shares for which voting instructions were received from participants.
Payment of Benefits
On termination of service due to retirement, death, disability, or separation, a participant may elect to receive a lump-sum amount equal to the value of his or her account balance. If a participant’s account balance is less than $1,000, a single lump sum payment is required. Benefits are recorded when paid. At December 31, 2009 and 2008, there were no distributions requested, but not yet paid.
Participant Loans
A participant may borrow from the Plan an amount not in excess of 50% of the participant’s vested account balance. In no event can the participant borrow less than $1,000 or more than $50,000. Loans are for a period not exceeding five years, except in the case of loan proceeds used to acquire a principal residence. Loans bear interest at an agreed-upon percentage based on prevailing market rates at the time a participant loan is made, ranging from 5.25% to 10.25% at December 31, 2009.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been presented on the accrual basis.
New Accounting Pronouncement
In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009. The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010. The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.
In September 2009, the Financial Accounting Standards Board issued Accounting Standards Update 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This guidance provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value (“NAV”) per share. This guidance also provides enhanced disclosure requirements and it became effective for reporting periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial statements and applicable disclosures are included in these financial statements.
Investment Valuation and Income Recognition
Pooled Separate Accounts
Pooled separate accounts are valued at the NAV of units held by the Plan as reported by the investment manager of the fund. The NAV’s are based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price of the pooled separate accounts is not quoted on any market; however the unit price is based on the underlying investments which are traded in an active market and are priced by independent providers.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008
2. Significant Accounting Policies (continued)
Other Investments
Investments in common stock and mutual funds are stated at fair value based on quoted market prices. Participant loans are valued at cost, which approximate fair value.
The Guaranteed Income Fund is supported by a group annuity insurance contract issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”). Participants may ordinarily withdraw or transfer all or a portion of their Guaranteed Income Fund account balance at contract value. The contract is effected directly between the Plan Sponsor and the issuer and the repayment of principal and interest credited to participants is a financial obligation of the issuer. Interest is credited on contract balances using a single “portfolio rate.” Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting, and are based on many factors, including current economic conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. The minimum crediting rate under the contract is 1.50%. The average yields earned by the Plan under the contract for the years ended December 31, 2009 and 2008, were 2.80% and 3.55%, respectively, which was not materially different than the average yield credited to the participant’s accounts. Given these provisions, the contract is deemed to be fully benefit responsive.
Generally, there are not any events that could limit the ability of the Plan to transact at contract value or that would allow the issuer to terminate the contract and which would require the Plan Sponsor to settle at an amount different than contract value.
Accounting principles generally accepted in the United States of America, or US GAAP, require that fully benefit-responsive investment contracts be reported at fair value rather than contract value with an offsetting asset or liability in the Statement of Net Assets Available for Benefits for the difference between contract value and fair value. As the interest rate credited to participants’ accounts that are part of the Guaranteed Income Fund is adjusted semi-annually and PRIAC’s excellent credit rating, the contract value of the Guaranteed Income Fund is deemed to approximate its fair value.
Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The change in the difference between current value and the cost of investments is reflected as net realized and unrealized appreciation or depreciation in fair value in the statements of changes in net assets.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008
2. Significant Accounting Policies (continued)
All income, as well as all investment gains and losses, are allocated to each participant’s account in the proportion that each participant’s account balance bears to the total of all account balances for each particular fund.
Administrative Expenses
Administrative expenses, with the exception of certain investment expenses of the Plan, were paid by the Participating Employers.
Risks and Uncertainties
The Plan’s investments ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
3. Investments
At December 31, 2009 and 2008, the following investments, at fair value, exceed five-percent of the value of Plan net assets available for benefits:

	December 31,
	2009	2008
Guaranteed Income Fund	$5,414,630	$3,125,391
T Rowe Price Growth Stock	2,985,267	2,441,617
Lge Cap Val/LSV Asset Mgmt	2,572,554	2,334,905
Core Bond Enhan Index	1,910,340	1,738,236
Thorn Inter Value R4	1,764,868	1,539,550

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008
3. Investments (continued)
During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	For the Year Ended
	December 31,
	2009	2008
Mutual funds	$620,831	$(284,359)
Common stock of Participating Employers’ parent company	(65,731)	49,684
Self-directed brokerage accounts	19,443	(59,762)
Pooled separate accounts	3,071,735	(5,771,279)

Net realized and unrealized appreciation (depreciation) in fair value of investments	$3,646,278	$(6,065,716)

4. Fair Value Measurements
The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). A financial insturment’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following provides a description of the three levels of inputs that may be used to measure fair value:
Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The Guaranteed Income Fund fair value is presumed to be contract value in light of the creditworthiness of the issuer, PRIAC, and the frequent adjustment in the crediting interest rate as described in Note 2. Pooled separate accounts whose sole asset is an underlying mutual fund are reported at fair value based on the quoted market prices of the underlying mutual funds. Pooled separate accounts that consist of investment funds made up of a variety of different investment assets are valued based on the aggregate fair value of the underlying assets.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008
4. Fair Value Measurements (continued)
The units of these pooled separate accounts are not actively traded. Accordingly, each individual underlying asset is evaluated to determine where its fair value measurement falls within the fair value hierarchy. The entire pooled separate account fund is then included within the fair value hierarchy based on the lowest level of any asset, or group of assets, that is significant to the overall fair value measurement.
The fair value of mutual funds is based on quoted market prices as they are actively traded. The fair value of common stocks traded in active markets is also based on quoted market prices. The Plan held no common stocks that are not considered to be actively traded at December 31, 2009. Corporate bonds frequently do not have daily trading activity. As such, their fair values are based on pricing model outputs that use such observable inputs as bid and ask quotes, prices for similar instruments that are actively traded and benchmark yields. The fair value of cash in interest bearing accounts is based on the account balance.
The following tables set forth by level within the fair value hierarchy the Plan’s investment assets at fair value as of December 31, 2009. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2009
	Total	Level 1	Level 2	Level 3
Guaranteed income fund	$5,414,630	$—	$5,414,630	$—
Pooled separate accounts
Value Fund	4,245,084	—	4,245,084	—
Subadvised Fund	3,324,854	—	3,324,854	—
Index Fund	2,024,177	—	2,024,177	—
Growth Fund	1,547,411	—	1,547,411	—
Balance Fund	121,326	—	121,326	—
Mutual funds
Foreign Large Blend	1,764,868	1,764,868	—	—
Diversified Emerging Markets	467,974	467,974	—	—
Common stock of Participating Employers’ parent company	379,297	379,297	—	—
Self directed brokerage accounts’
Cash	40,400	40,400	—	—
Mutual funds	34,055	34,055	—	—
Common stock	173,551	173,551	—	—
Corporate bonds	28,258	—	28,258	—
Participant Loans	165,834	—	165,834	—

Total	$19,731,719	$2,860,145	$16,871,574	$—

The Plan held no investment assets at fair value classified within level 3 of the fair value hierarchy. Accordingly, the required reconciliation of changes in the fair value of level 3 assets between the beginning and end of the Plan year has been omitted.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008
5. Related-Party Transactions
The Plan does not consider Participating Employers’ contributions to the Plan to be party-in-interest transactions.
Plan investments include publicly traded common stock of APCapital, Inc., the parent company of the Plan’s Participating Employers.
Certain plan investments are funds managed by Prudential, the Plan’s trustee, and as such are considered party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund and charged to each participants’ account on a pro rata basis.
6. Subsequent Event
Effective June 1, 2010, the Plan was amended so that employees of the Participating Employers are eligible to participate in the contributory component of the Plan on their date of hire as long as they are 21 years of age. However, to be eligible to receive both the Participating Employers’ match on the participants deferred compensation and the Annual Pension Contribution, the employee must be the age of 21, have worked a minimum of 500 hours and have completed 180 days of service. The entry date for these contributions is the first of the month following satisfaction of eligibility requirements.
7. Income Tax Status
The Plan obtained its latest determination letter on November 15, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in accordance with applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
8. Plan Termination
Although they have not expressed any intent to do so, the Participating Employers have the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA.

American Physicians Assurance Corporation
Retirement Plan
Schedule H, line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

	(b)	Identity of Issue, Borrower,	(c)	Description of Investment Including Maturity Date,					(e)	Current
(a)		Lessor or Similar Party		Rate of Interest, Collateral, Par or Maturity Value			(d)	Cost +		Value

*		Prudential Retirement Ins.		Guaranteed Income Fund	156,611.2159	Units				$5,414,630
*		Prudential Retirement Ins.		T Rowe Price Growth Stock	102,934.7959	Units				2,985,267
*		Prudential Retirement Ins.		Lge Cp Val/LSV Asset Mgmt	174,881.0996	Units				2,572,554
*		Prudential Retirement Ins.		Core Bond Enhan Index	104,126.4944	Units				1,910,340
		Thornburg Invest Mgmt		Thorn Inter Value R4	71,394.3493	Units				1,764,868
*		Prudential Retirement Ins.		Mid Cap Growth/Artisan	65,527.5628	Units				807,848
*		Prudential Retirement Ins.		Mid Cap Value/Well Mgmt	41,039.0485	Units				764,147
*		Prudential Retirement Ins.		Small Cap Growth/TimesSq	30,008.8714	Units				739,564
*		Prudential Retirement Ins.		Small Cap Val/Kennedy Fd	46,575.9708	Units				719,055
		Invesco AIM		AIM Developing Markets A	17,017.2375	Units				467,974
*		Prudential Ret. Brokerage Svcs		American Physicians Capital, Inc. Common Stock	12,509.7999	Shares				379,297
*		Prudential Ret. Brokerage Svcs		Self Directed Brokerage Accounts	276,263.7600	Units				276,264
*		Prudential Retirement Ins.		Oppenheimer Global Fund	3,397.4419	Units				242,608
*		Prudential Retirement Ins.		AllianceBernstein Balanc	6,261.4085	Units				121,327
*		Prudential Retirement Ins.		Dryden S&P 500 Index Fund	1,626.6469	Units				113,836
*		Prudential Retirement Ins.		Davis NY Venture Cl A Shr	2,928.3580	Units				96,979
*		Prudential Retirement Ins.		LCV/Barrow Hanley Fund	7,339.6295	Units				95,022
*		Prudential Retirement Ins.		Intern Val/LSV Asset Mgt	8,982.0824	Units				94,306

										19,565,885

*		Participant Loans		Interest rates of 5.25% to 10.25% maturing between 2010 and 2014						165,834

		Total Investments								$19,731,719

*	Denotes a party-in-interest.

+	Information not required per Department of Labor reporting requirements.
Employer identification number: 38-2102867
Three digit plan number: 002

American Physicians Assurance Corporation
Retirement Plan
Schedule H
Schedule of Assets Both Acquired and Disposed of Within the Plan Year
December 31, 2009

		(c) Cost of	(d) Proceeds of
(a) Issue or Identity of Party for Fund	(b) Description of Investment	Acquisitions	Disposition

NONE		$—	$—
Employer identification number: 38-2102867
Three digit plan number: 002

Signatures
          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Physicians Assurance Corporation Retirement Plan
Date: June 29, 2010	/s/ Frank H. Freund
Frank H. Freund,
Chief Financial Officer American Physicians Capital, Inc.